SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                             McMoRan Exploration Co.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    582411104
                                  (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 3,250,387 shares, which constitutes approximately 24.5% of the 13,262,188 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 13,255,175 shares outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 2,356,023 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,356,023 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,356,023

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  17.8%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  162,336 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 2,500,223 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power:  162,336 (1)
Person
With
               10.  Shared Dispositive Power: 2,500,223 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,669,572 (1)(2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  20.1% (4)

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as trustee of The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust, with respect to 38,000 shares of Stock.
(2) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 2,356,023 shares of the Stock, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares of the Stock owned by The Anne T. and Robert M. Bass Foundation, with respect to 144,200 shares of the Stock.
(3) Includes 7,013 shares issuable upon exercise of options granted to Mr. Bruce pursuant to a stock option plan.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 13,262,188 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 2,356,023 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 2,356,023 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,356,023 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  17.8%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 2,500,223 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 2,500,223 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,500,223 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 18.9%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 2,356,023 shares of the Stock and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 144,200 shares of the Stock.

1.   Name of Reporting Person:

     Susan C. Bruce

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  45,100
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  45,100
Person
With
               10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     45,100

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.3%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 144,200 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 144,200 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     144,200

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 1.1%


14.  Type of Reporting Person: CO

------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares of the Stock owned by The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 144,200 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 144,200 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     144,200 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 1.1%

14.  Type of Reporting Person: IN

------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 535,715 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 535,715(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     535,715

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.0%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President and sole Director, Robert M. Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 535,715 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 144,200 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 535,715 (1)
Person
With
               10.  Shared Dispositive Power: 144,200 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     679,915 (1)(2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 5.1%


14.  Type of Reporting Person: IN
------------
(1)  Solely in his capacity as President and sole Director of Keystone, Inc.
(2) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.
(3) Solely in his capacity as President and sole Director of Keystone, Inc. with respect to 535,715 shares of Stock, and solely in his capacity as a
     director  of  The Anne T. and Robert M. Bass   Foundation with  respect  to
     144,200 shares of Stock.

1.   Name of Reporting Person:

     The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO - Contributions from Bruce Management

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /


6.   Citizenship or Place of Organization: Pursuant to ERISA


               7.   Sole Voting Power:  38,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 38,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     38,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.3%

14.  Type of Reporting Person: OO - Trust
------------
(1)  Power is exercised through its trustee, Robert W. Bruce III.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 9, 1998, as amended by Amendment No. 1 dated December 31, 1998, as amended by Amendment No. 2 dated January 25, 1999 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share, of McMoRan Exploration Co. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)(2)  $ 7,864,776.08(2)

     R. Bruce        Personal Funds(3)      $ 1,377,474.15(3)

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable

     S. Bruce        Personal Funds         $   664,808.50

     Foundation      Working Capital(1)     $ 2,060,960.40

     A. Bass         Not Applicable         Not Applicable

     Keystone        Not Applicable(4)      $ 2,465,682.95(4)

     R. Bass         Not Applicable         Not Applicable

     RBMC Trust      Contributions from     $   261,625.70(5)
                     Bruce Management(5)

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the shares.

     (2) In addition, Alpine also received 1,835,123 shares of the Stock in connection with the November 18, 1998, formation of McMoRan Exploration Co. by a combination of Freeport-McMoRan Sulphur Inc. and McMoRan Oil & Gas Co.

     (3) R. Bruce also acquired 31,036 shares of the Stock and 7,013 shares of the Stock issuable upon exercise of options in connection with the November 18, 1998, formation of McMoRan Exploration Co. by a combination of Freeport-McMoRan Sulphur Inc. and McMoRan Oil & Gas Co.

     (4) In addition, Keystone acquired 357,615 shares of the Stock in connection with the November 18, 1998, formation of McMoRan Exploration Co. by a combination of Freeport-McMoRan Sulphur Inc. and McMoRan Oil & Gas Co.

     (5) RBMC Trust also acquired 20,000 shares of the Stock in connection with the November 18, 1998, formation of McMoRan Exploration Co. by a combination of Freeport-McMoRan Sulphur Inc. and McMoRan Oil & Gas Co.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

     ALPINE
     The aggregate number of shares of Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 2,356,023, which constitutes approximately 17.8% of the outstanding shares of Stock.

     R. BRUCE

     Because of his positions as (i) one of two general partners of Alpine, (ii) principal of Bruce Management (which has shared investment discretion over the shares of Stock owned by the Foundation), and (iii) trustee of RBMC Trust, and because of his individual ownership of 124,336 shares of Stock and his individual ownership of options to purchase 7,013 shares of Stock, Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 2,669,572 shares of Stock, which constitutes approximately 20.1% of the shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,356,023 shares of Stock, which constitutes approximately 17.8% of the outstanding shares of Stock.

     CRANDALL

     Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and as a director of the Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,500,223 shares of Stock, which constitutes approximately 18.9% of the outstanding shares of Stock.

     S. BRUCE

     Pursuant to Rule 13d-3 of the Act, S. Bruce may be deemed to be the beneficial owner of 45,100 shares of Stock, which constitutes approximately 0.3% of the outstanding shares of Stock.

     FOUNDATION

     The aggregate number of shares of Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 144,200, which constitutes approximately 1.1% of the outstanding shares of Stock.

     A. BASS

     Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 144,200 shares of Stock, which constitutes approximately 1.1% of the outstanding shares of Stock.

     KEYSTONE

     The aggregate number of shares of Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 535,715, which constitutes approximately 4.0% of the outstanding shares of Stock.

     R. BASS

     Because of his positions as sole director of Keystone and as a director of Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 679,915 shares of Stock, which constitutes approximately 5.1% of the outstanding shares of Stock.

     RBMC TRUST

     The aggregate number of shares of Stock that RBMC Trust owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 38,000, which constitutes approximately 0.3% of the outstanding shares of Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of Stock.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,356,023 shares of Stock.

     R. BRUCE

     As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,356,023 shares of Stock. As principal of Bruce Management (which exercises shared investment discretion over the shares of Stock owned by the Foundation), R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 144,200 shares of Stock. In his individual capacity, Bruce has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 124,336 shares of Stock. As trustee of RBMC Trust, Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 38,000 shares of Stock.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,356,023 shares of Stock.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,356,023 shares of Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 144,200 shares of Stock.

     S. BRUCE

     S. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 45,100 shares of Stock.

     FOUNDATION
     Acting through its three directors and R. Bruce (as principal of Bruce Management which exercises shared investment discretion over the shares of Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 144,200 shares of Stock.

     A. BASS

     As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 144,200 shares of Stock.

     KEYSTONE

     Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 535,715 shares of Stock.

     R. BASS

     As sole director and President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 535,715 shares of Stock. As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 144,200 shares of Stock.

     RBMC TRUST

     Acting through its trustee, RBMC Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 38,000 shares of Stock.

     (c) During the last 60 days, the Reporting Persons have purchased shares of Stock in open market transactions on the New York Stock Exchange as follows:

REPORTING                   NO. OF SHARES     PRICE PER
 PERSON          DATE         PURCHASED        SHARE

Foundation     07/20/99         1,000          $20.55
S. Bruce       07/20/99         2,500           20.10
S. Bruce       08/05/99         2,000           20.47
Foundation     09/01/99         7,000           20.26
Foundation     09/02/99         4,300           19.92

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares during the last 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  September 3, 1999

                                  ALPINE CAPITAL, L.P.


                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager


                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III


                                  ALGENPAR, INC.


                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President


                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL


                                   /s/ Susan C. Bruce
                                   SUSAN C. BRUCE


                                  KEYSTONE, INC.


                                  By:  /s/ W.R. Cotham
                                        W.R. Cotham,
                                        Vice President


                                 /s/ W.R. Cotham
                                 W.R. Cotham,

                                 Attorney-in-Fact for:

                                 ROBERT M. BASS (1)
                                 THE ANNE T. AND ROBERT M. BASS
                                   FOUNDATION (2)
                                 ANNE T. BASS (3)





                                 THE ROBERT BRUCE MANAGEMENT COMPANY, INC.
                                 DEFINED BENEFIT PENSION TRUST


                                 By:  /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Trustee


(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith